Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Brightlamp, Inc.
1230 Hoyt Ave
Indianapolis, IN 46032
https://www.reflexapp.io/

Up to $1,234,997.52 in Common Stock at $2.37
Minimum Target Amount: $14,999.73

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Brightlamp, Inc.
Address: 1230 Hoyt Ave, Indianapolis, IN 46032
State of Incorporation: DE
Date Incorporated: July 17, 2018

Terms:

Equity

Offering Minimum: $14,999.73 | 6,329 shares of Common Stock
Offering Maximum: $1,234,997.52 | 521,096 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.37
Minimum Investment Amount (per investor): $244.11

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

First 72 Hours - 15% Bonus Shares

Next 72 Hours - 10% Bonus Shares

Next 7 Days - 5% Bonus Shares

Amount-Based:

$1,000 | Tier 1

$1,000 or more and receive a year of access to Reflex Pro with Reflex Telehealth for free. This offer is only available to qualified medical professionals and validated by the Reflex Team.

$5,000 | Tier 2

5% Bonus Shares

$10,000 | Tier 3

10% Bonus Shares

$20,000 | Tier 4

20% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Brightlamp, Inc. (dba "Reflex") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.37 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $237. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Brightlamp, Inc. (dba "Reflex" or the "Company") is a C-Corporation organized under the laws of the state of Delaware. The Company is focused on digital medical devices to increase testing accessibility and decrease cost. Our first product, Reflex, is a 5-second neurological test that measures your eye's reaction to light (commonly referred to as a pupillometer) via an easy-to-use iOS App. This type of product is what's known as Software as a Medical Device (SaaMD) but we're a bit different than most. Reflex doesn't need any peripheral hardware to conduct its test. So, our customers are able to hear about, download, create an account with Reflex and then administer their first test all in under a few minutes.

We believe we're the only pupillometer on the market that can leverage its anonymized data generation en masse to better its product (proof is by omission of competitor products not connecting to a common database). This means we have and continue to use Reflex's 85,000 tests to support major research publications, create new digital diagnostics, and optimize our product. Reflex's gross revenue has grown by 180+% each year since launch in 2019 to 2021; even with significant market hurdles during the COVID-19 pandemic. We believe our technology has a clear path to compound success in the broad clinical market by obtaining Class II Clearance with an established predicate device through a 510(k).

The Company was granted patent 10,034,605 in 2018. This patent has not been formally assigned to Brightlamp due to capital restrictions but all inventor IP assignments are signed for assignment. In addition to this, Brightlamp Inc. has other IP that it has developed including copyrights and trade secrets relating to computer code. Brightlamp Inc. was also awarded a license for all of NeurOptics' pupillometer patents as part of a litigation settlement.

NeurOptics issued a cease and desist and filed a complaint within the District Court of Southern Indiana starting in 2019, to which Brightlamp defended itself successfully to settlement in 2021. The settlement assigned all existing NeurOptics pupillometer patents to Brightlamp for a one-time fee of $3,000. NeurOptics filed an appeal in the Federal Court of Appeals to overturn the decision. The Company believes there is a very low likelihood of overturning the decision as there is an enforcement of settlement in place. Furthermore, the Company incurs minimal costs as they are being provided pro bono legal services.

SoberEye filed a complaint in Delaware to which Brightlamp successfully defended itself, resulting in SoberEye dismissing the case without prejudice in the Winter of 2021.

Competitors and Industry

Neurological biomarkers encompassed a $6.1 billion market in 2020 (up from $5.9 billion market in 2019) with an expected CAGR of 12.9% through 2028. This market substantially underestimates emergent neuro-examination tools that have frequent use for recovery testing and repeat business. Thus, we estimate a TAM of $6B based on

a 2003 congressional study and our ability to provide and scale a new rapid neurological solution with a $2B serviceable market for Reflex and associated services.

An FDA survey has determined that the average cost to bring a middle-regulated, pre-revenue, product to market is $31 million.

We own a broad license for all of our direct competitors' (NeurOptics) pupillometer patents which was received as part of an enforced settlement. Indirect competitors include a fractured ocular-neurological testing market with key contributributors being King-Devick, RightEye, and Oculogica. The ‘605 patent protects our ability to implement neuro-pupillometric testing on all mobile devices (generalized to phones, tablets, etc.) for a multitude of conditions. On top of this, we’ve created a proprietary machine learning model that provides efficient, low-error processing on a mobile phone’s processor.

Current Stage and Roadmap

The Department of Defense evaluated Reflex as the highest scoring concussion technology as part of a multi-year effort to overhaul their mTBI (concussion)/TBI program. A clinical trial is currently recruiting 1,200 soldiers for a two-year study using multiple concussion technologies that features Reflex.

A thesis published through joint work with an entity named OpiAid has confirmed Reflex is a strong predictor of withdrawal from opiates. An important first step in implementing Reflex into opiate use rehabilitation.

SPARCC Tucson confirmed findings that demonstrated Reflex as a concussion management tool from a seminal paper published in late 2021. The 2021 publication featured Reflex and is the largest neuro-pupillometric study ever conducted.

The Team

Officers and Directors

Name: Kurtis William Sluss

Kurtis William Sluss's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: November 13, 2015 - Present
  Responsibilities: Corporate strategy, product development, business development. Currently does not take a salary. Issued 3,116,106 shares.

Other business experience in the past three years:

- **Employer:** Swift Fuels, LLC

Title: Sr. Process Engineering
Dates of Service: April 18, 2016 - Present
Responsibilities: Capital project management, process development, engineering and research

Name: Michael Heims

Michael Heims's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO & Director
  Dates of Service: November 01, 2015 - Present
  Responsibilities: Performs all financial modeling, accounting functions, forecasting, and other admin duties. Corporate strategy. Currently does not take a salary. Issued 2,184,400 shares.

Other business experience in the past three years:

- **Employer:** American Restoration
  Title: Acquisition Analyst
  Dates of Service: February 01, 2020 - June 01, 2022
  Responsibilities: Acted as the sole acquisition representative at American Restoration Operations, a portfolio company of buy-and-build private equity firm Soundcore Capital Partners. Grew company EBITDA from $2M to over $30M in just over 2 years largely inorganically through 8 acquisitions, nearly double the rate of expected goals and targets set by private equity leadership

Other business experience in the past three years:

- **Employer:** Prominent Properties
  Title: Owner
  Dates of Service: January 01, 2017 - Present
  Responsibilities: At Prominent Properties we acquire, develop, and maintain rental properties with a high probability of long-term capital appreciation combined with steady cash flows.

Other business experience in the past three years:

- **Employer:** The Russo Realty Group
  Title: Real Estate Broker
  Dates of Service: July 01, 2018 - July 01, 2022
  Responsibilities: Broker in Indianapolis specializing in working with young professionals. $5M+ annually in sales working Ad Hoc part time.

Other business experience in the past three years:

- **Employer:** @properties
  Title: Real Estate Agent
  Dates of Service: June 01, 2022 - Present
  Responsibilities: Broker in Indy enriching people's lives through real estate for nearly half a decade and counting!

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or

immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Industry Specific Risks

Medical devices are subject to the FDA for compliance and future review. Clinical clearance and current Class I 510(k) exempt status are not guaranteed in the future. Clinical evidence for FDA submissions also does not guarantee clearance or approval by the FDA. Future clinical evidence may show that Reflex is not suitable for some assessments and interventions even if current clinical findings show promise. Congress and other authorities may impose medically related legislation that hinders company and technology performance or makes the market more competitive than anticipated. Brightlamp and it's associated Reflex products take reasonable measures to prevent risks of this nature but they are present nonetheless. Finally, medical devices are a particularly litigious industry and, although Brightlamp's products are considered nominally harmless, there is still an open risk of legal pursuit relating to injury and use of the Reflex product suite.

The Company is currently an appellee in an active legal proceeding in the Federal Court of Appeals.

NeurOptics issued a cease and desist and filed a complaint within the District Court of

Southern Indiana starting in 2019, to which Brightlamp defended itself successfully to settlement in 2021. The settlement assigned all existing NeurOptics pupillometer patents to Brightlamp for a one-time fee of $3,000. NeurOptics filed an appeal in the Federal Court of Appeals to overturn the decision. The Company believes there is a very low likelihood of overturning the decision, as there is an enforcement of settlement in place. Furthermore, the Company incurs minimal costs as they are being provided pro bono legal services.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kurtis Sluss	3,116,106	Common Stock	47.7%
Michael Heims	2,184,400	Common Stock	33.43%

The Company's Securities

The Company has authorized Common Stock, Convertible Note 1, Convertible Note 2, Convertible Note 3, Convertible Note 4, Convertible Note 5, Convertible Note 6, Convertible Note 7, Convertible Note 8, Convertible Note 9, Convertible Note 10, Convertible Note 11, Convertible Note 12, Convertible Note 13, Convertible Note 14, Convertible Note 15, Convertible Note 16, Convertible Note 17, Convertible Note 18, Convertible Note 19, and Convertible Note 20. As part of the Regulation Crowdfunding raise, the Company will be offering up to 521,096 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,533,333 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note 1

The security will convert into Common stock and the terms of the Convertible Note 1 are outlined below:

Amount outstanding: $20,000.00
Maturity Date: January 11, 2019
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 1.

Convertible Note 2

The security will convert into Common stock and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $80,000.00
Maturity Date: June 18, 2021
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 2.

Convertible Note 3

The security will convert into Common stock and the terms of the Convertible Note 3 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 18, 2024
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 3.

Convertible Note 4

The security will convert into Common stock and the terms of the Convertible Note 4 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: April 18, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 4.

Convertible Note 5

The security will convert into Common stock and the terms of the Convertible Note 5 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: March 07, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 5.

Convertible Note 6

The security will convert into Common stock and the terms of the Convertible Note 6 are outlined below:

Amount outstanding: $5,000.00
Maturity Date: April 15, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 6.

Convertible Note 7

The security will convert into Common stock and the terms of the Convertible Note 7 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: February 05, 2023
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 7.

Convertible Note 8

The security will convert into Common stock and the terms of the Convertible Note 8 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 05, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 8.

Convertible Note 9

The security will convert into Common stock and the terms of the Convertible Note 9 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: February 06, 2021
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 9.

Convertible Note 10

The security will convert into Common stock and the terms of the Convertible Note 10 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 09, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 10.

Convertible Note 11

The security will convert into Common stock and the terms of the Convertible Note 11 are outlined below:

Amount outstanding: $200,000.00
Maturity Date: January 08, 2023
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 11.

Convertible Note 12

The security will convert into Common stock and the terms of the Convertible Note 12 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: November 16, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 12.

Convertible Note 13

The security will convert into Common stock and the terms of the Convertible Note 13 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: November 20, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 13.

Convertible Note 14

The security will convert into Common stock and the terms of the Convertible Note 14 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 05, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 14.

Convertible Note 15

The security will convert into Common stock and the terms of the Convertible Note 15 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: March 05, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 15.

Convertible Note 16

The security will convert into Common stock and the terms of the Convertible Note 16 are outlined below:

Amount outstanding: $127,500.00
Maturity Date: December 18, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 16.

Convertible Note 17

The security will convert into Common stock and the terms of the Convertible Note 17 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: January 22, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $2,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 17.

Convertible Note 18

The security will convert into Common stock and the terms of the Convertible Note 18 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: April 28, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 18.

Convertible Note 19

The security will convert into Common stock and the terms of the Convertible Note 19 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: March 01, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 19.

Convertible Note 20

The security will convert into Common stock and the terms of the Convertible Note 20 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: May 17, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $4,500,000.00
Conversion Trigger: $500,000 in priced round financing, note holders can trigger conversion after maturity.

Material Rights

There are no material rights associated with Convertible Note 20.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $902,500.00
  Use of proceeds: Salaries, product development, R&D
  Date: May 17, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $31,630 compared to $88,732 in fiscal year 2021 on an accrual basis.

Increased sales are the product of sales staff activity engaging with the target audience. Revenues are on an accrual basis with a cash basis being $137,000 for 2021.

Cost of sales

Cost of Sales for fiscal year 2020 was $10,803 compared to $14,004 in fiscal year 2021.

Marginal increase in cost of sales is a result of minor variations in server costs and operating needs.

Gross margins

Gross margins for fiscal year 2020 were $20,827 compared to $74,728 in fiscal year 2021.

Increased sales are the product of sales staff activity engaging with the target audience.

Expenses

Expenses for fiscal year 2020 were $300,833 compared to $203,226 in fiscal year 2021.

Operating expenses decrease due to removal of unnecessary staff in 2020.

Historical results and cash flows:

The Company is currently in the product adoption stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because fundraising activities allocate significant marketing spend. Past cash was primarily generated through sales of the Reflex Product Suite. Our goal is to scale sales to $1.4 million over the next two years. Challenges associated with this goal include hiring and training proper sales staff,

building out a scaled version of our sales model, and offering proper support for this level of revenue generation. Risks come with entering into new customer segments that may deviate some to the success and experience the team has already had. Cash flow is currently near a break even point with expected deviation due to increased staff, marketing, and regulation expenditures to scale sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2022, the Company has capital resources available in the form of $72,988 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. Cash on hand is sufficient to maintain mild growth considering the company is near a breakeven point with expected profits in Q4, 2022.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 93% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for twelve months calculated from cash on hand, minimum raise quantity, and expected revenue. This is based on a current monthly burn rate of $8,442 from Q2 2022 for expenses related to salaries, product promotion and marketing, regulatory requirements, and research and development. Burn has been steady relating to current activities that generate modest growth. If the minimum raise is achieved then no major fluctuations are expected in burn (positive or negative) as Brightlamp will continue its current steady growth and marketing tactics until total required funding is achieved for planned goals.

How long will you be able to operate the company if you raise your maximum funding

goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for six years. This is based on a current monthly burn rate of $8,442 from Q2 2022 for expenses related to salaries, product promotion and marketing, regulatory requirements, and research and development. Burn is expected to increase to a maximum of $80,000 per month with an adjusted operation period of 13 months. Brightlamp expects to raise additional capital to maintain its goals.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including crowdfunding at an adjusted valuation through StartEngine and Venture Capital sources.

Indebtedness

- **Creditor:** Convertible Note
  Amount Owed: $902,500.00
  Interest Rate: 6.0%
  Maturity Date: May 17, 2026
  The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6% standard with one having 8% until maturity with 6% thereafter. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2022 to 2026. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock at a range of 25% to 10% discount during a change of control or qualified financing event. The Company accrued interest of $109,485 as of end of 2021 related to these notes.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,483,999.21

Valuation Details:

Brightlamp, Inc. (dba "Reflex" or the "Company") determined its pre-money valuation based on analysis of the following factors.

The COVID-19 outbreak has highlighted inadequacies in the healthcare space across the board, and specifically in HealthTech, acquisition activity and volume has never been higher. We have seen incumbent healthcare companies are investing heavily in rapid diagnostic systems and emerging technologies, and Brightlamp forecasts being a vertical acquisition for one of the many incumbent companies making investments in the space of rapid diagnostics.

According to Hampleton's M&A Healthech Report for 1H 2022, the median EBITDA multiple for Healthtech companies being acquired through a vertical acquisition was 21.4 TTM 1H 2022. Brightlamp has more than doubled its revenue YoY since 2020, and forecasts similar growth through 2025, which is believed to be the timeframe required to build out the necessary infrastructure to be acquired. In 2025 we anticipate positive EBITDA of about $910K based on known expenses (and projected increases/additions) and a revenue forecast model that uses current growth with expected revenue targets as a function of project expenses.

All revenue forecasts are averaged relating to current growth and assigned a risk factor for conservatism. Cost of Goods Sold (COGS) makes up approximately 16% of revenue and is estimated to decrease by about 40% over the next three years to 10% of revenue. We can conclude that the gross margin will increase from 84.2% to a projected 90.4% in 2025. Fixed costs incurred by the company include salaries as the majority with rent, insurance, and utilities making up most of the balance. A hiring plan is expected to cause salaried expenses to increase by 4.96x through 2025 while still making up approximately half of the indirect expenses incurred with the balance increasing by an estimated 14.86x due to new indirect expenses relating to intellectual property clinical initiatives taken on by Brightlamp with fixed costs making up approximately $1.4M in 2025. Our steady state profit margin is estimated at 42% based on three-year projections. These estimates and goals are functions of risks clearly outlined in the offering. Specifically, risks associated with medical devices, compliance, and regulatory decisions made by the FDA, U.S. Congress, and international organizations can impact estimates and forecasts outside of Brightlamp's reasonable control.

Companies in the Healthtech space referenced earlier that exited with a median 21.4 EBITDA multiple (PathAI, Gleamer, etc.) raised previous rounds of funding closer to a 17x 3-year forecasted EBITDA multiple at stages similar to where Brightlamp is today. Revenue estimates indicate that Brightlamp is outperforming these firms given its current stage, revenue, and funding with revenues similar to that of Gleamer. Applying that same multiple to our 2025 Forecasted EBITDA, we determine a $15,470,000 valuation for Brightlamp.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of Common Stock authorized and outstanding.

The pre-money valuation does not take into account any convertible securities

currently outstanding. The Company currently has $902,500 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.73 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  We will use 100% of the funds of the minimum funding goal for StartEngine fees.

If we raise the over allotment amount of $1,234,997.52, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.4%
  Digital marketing to promote Reflex related services is the largest portion and will directly support sales staff. This also includes PR, clinical presentation support, and conference attendance.

- *Research & Development*
  11.5%
  The bulk of this includes support from Brightlamp to drive clinical studies and trials. These will be used to seek additional use cases for Reflex and data for FDA Class II submissions.

- *Company Employment*
  28.7%
  Primarily encompasses sales and marketing staff for driving Reflex sales and customer service. Another important inclusion is development staff for incorporating new features, upgrade the technology to new standards, and creating an Android version of Reflex.

- *Operations*
  19.7%
  Being a medical device requires compliance and fees related to compliant advancements. This includes FDA registration, FDA compliance software, reimbursement strategy development, etc. Additionally, legal expenses are assumed in this category for future IP development and protection of current

intellectual property.

- *Working Capital*
  9.2%
  Primarily consists of to-be-expected promotional activities, fees incurred as part of normal operation, and unexpected costs relating to unforecasted events in the realm of business development.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.reflexapp.io/ (https://www.reflexapp.io/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/reflex

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR **Brightlamp, Inc.**

[See attached]

Brightlamp, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Brightlamp, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 30, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	37,961	59,795
Other	5	5
Total Current Assets	37,966	59,800
TOTAL ASSETS	37,966	59,800
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Interest	109,485	62,595
Deferred Revenue	57,581	25,941
Total Current Liabilities	167,066	88,536
Long-term Liabilities		
Notes Payable	827,500	752,500
Total Long-Term Liabilities	827,500	752,500
TOTAL LIABILITIES	994,566	841,036
EQUITY		
Common Stock	65	65
Additional Paid-in-Capital	2,684	2,684
Accumulated Deficit	(956,600)	(781,236)
Total Equity	(956,600)	(781,236)
TOTAL LIABILITIES AND EQUITY	37,966	59,800

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	88,732	31,630
Cost of Revenue	14,004	10,803
Gross Profit	74,728	20,827
Operating Expenses		
Advertising and Marketing	12,630	21,605
General and Administrative	185,096	269,159
Rent and Lease	5,500	10,070
Total Operating Expenses	203,226	300,833
Operating Income (loss)	(128,499)	(280,007)
Other Expenses		
Interest Expense	46,890	42,932
Total Other Expenses	46,890	42,932
Other Income		
Interest Income	24	233
Other	-	56,613
Total Other Income	24	56,846
Provision for Income Tax	-	-
Net Income (loss)	(175,364)	(266,093)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(175,364)	(266,093)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Interest	46,890	42,932
Deferred Revenue	31,640	25,941
Other	-	(5)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	78,530	68,868
Net Cash provided by (used in) Operating Activities	(96,834)	(197,225)
FINANCING ACTIVITIES		
Note Payable	75,000	50,000
Net Cash provided by (used in) Financing Activities	75,000	50,000
Cash at the beginning of period	59,795	207,020
Net Cash increase (decrease) for period	(21,834)	(147,225)
Cash at end of period	37,961	59,795

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	6,533,333	65	2,684	(517,892)	(515,143)
Net Income (Loss)	-	-	-	(266,093)	(266,093)
Ending Balance 12/31/2020	6,533,333	65	2,684	(783,985)	(781,236)
Net Income (Loss)	-	-	-	(175,364)	(175,364)
Ending Balance 12/31/2021	6,533,333	65	2,684	(959,349)	(956,600)

Brightlamp, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Brightlamp Inc. ("the Company") was formed in Delaware on June 28th, 2018. The Company earns revenue using a SaaMD iOS App platform using medically focused machine learning to support neurological clinical decision making. The Company's headquarters is in Indianapolis, Indiana. The Company's customers are in the United States and international.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company primary generates revenue by selling subscription services through the iOS App Store and logging revenue on a monthly and annual subscription plan basis. The Company's primary performance obligation is to maintain operability of its service with minimal downtime and reasonable usability/utility in a clinic. Yearly customers may cancel their subscriptions early for a refund of unused time in their subscription plan. Monthly customers may cancel their subscription at any time with their subscription expiring at the end of the pay period.

The Company also generates revenue through contracted development work in which they issue proposals for service where a portion of payment is provided prior to the project start and the balance after final delivery. The primary performance obligation is to meet all criteria set out in the negotiated proposal and in a timeframe expected under the proposal.

The Company generates over 90% of its revenue by selling subscription services and earns no major revenue from contracted development work, but it is a source of revenue that the Company plans to expand in the future.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	**Weighted Average Fair Value**
Nonvested shares, January 1, 2020		
Granted	6,200,000	$ -
Vested	-	-
Forfeited	466,667	$ -
Nonvested shares, December 31, 2020	5,733,333	$ -
Granted	-	-
Vested	1,650,400	$ -
Forfeited	-	-
Nonvested shares, December 31, 2021	4,082,933	$ -

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2021:

Exercise Price	Number Outstanding	Expiration Date
0.02	6,533,333	None
	6,533,333	

A summary of the warrant activity for the years ended December 31, 20120 and 2021 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2020	-	-
Grants	6,533,333	0.02
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2020	6,533,333	0.02
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2021	6,533,333	0.02
Vested and expected to vest at December 31, 2021	6,533,333	0.02
Exercisable at December 31, 2021	6,533,333	0.02

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees. See Note 7 – Subsequent Events disclosure for details of only pending litigation against the Company that was reopened after December 31st, 2021.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6% standard with one having 8% until maturity with 6% thereafter. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2022 to 2026. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock at a range of 25% to 10% discount during a change of control or qualified financing event. The Company accrued interest of $109,485 as of end of 2021 related to these notes.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$502,500
2023	$250,000
2024	-
2025	-
2026	$75,000
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 6,533,333 shares were issued as of 2020 and 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends in cash, property, or shares when and if declared by the Board of Directors.

The Company has not authorized any preferred shares and has no provisions in its by-laws for such. Amendments to the by-laws will be required for authorization, issuance, and management of preferred shares when and if the Board deems necessary.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 30, 2022, the date these financial statements were available to be issued.

The company issued convertible notes in 2022 totaling $75,000. The convertible notes accrue interest at 6% and have a maturity date in three years.

Prior to December 31st, 2021, the Company won an intellectual property dispute. Subsequent to December 31st, 2021, the opposing entity filed an appeal in the Federal Court of Appeals to overturn the decision. The Company believes there is a very low likelihood of overturning the decision as there is an enforcement of settlement in place. Furthermore, the Company incurs minimal costs as they are being provided pro bono legal services.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Brightlamp is not live or open to the public at this moment.

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reflex PRO
Cutting-Edge
Rapid Neurological
Evaluation

Invest Now
$2.37 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$244.11	$15.48M

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- The patented proprietary tech behind Reflex Pro is what's known as Software as a Medical Device (SaaMD, the company also has a standing license for all of its direct competitor's pupillometer patents). What makes the tool unique is that it doesn't require any peripheral hardware to obtain valuable neurological vital metrics. Medical personnel can download the software, create an account, and administer testing quickly, using only their smartphone.

- Reflex and the company's associated services will leverage momentum and a growing marketplace. Currently the digital health sector is expected to reach $551B by 2027, with a double-digit CAGR of 16.5%.* We are also providing a new rapid scale solution within the market for neurological biomarkers, which was valued at over $6B in 2020, and growing at a rate of 12.9%.*

- In just a few short years, the Reflex team has quickly established viability, growing the company's gross revenue by 180+% annually. A major third-party publication with a population over 20,000 proves Reflex as a biomarker of concussion, while also obtaining third-party validation in clinical studies backed by the National Institutes of Health* and the Department of Defense.*

*Market information provided by (source) (source) (source) (source)

OVERVIEW

Leveraging Machine Learning and Mobile Tech to Support The Clinical Diagnostic Process


Integrate with
iOS operating system
to measure the
pupillary light reflex
with Reflex Pro

Offering cutting-edge patented technology in an accessible and cost-effective format, Reflex's testing suite can be used to easily capture neurological vitals. This is critical to diagnosing concussions and a multitude of other medical conditions. Reflex Pro works by integrating with mobile phone or tablet processors to measure the pupillary light reflex and provide actionable metrics that support the diagnostic process. To the best of our knowledge, Reflex Pro is the only clinically validated tool of its kind, collecting anonymized data en masse for a common database, and using it to continually optimize product capabilities.

THE PROBLEM & OUR SOLUTION

Providing Real-Time Diagnostic Data for Modern Medical Professionals


Providing an accurate assessment of a patient's injury & recovery status is difficult with the current lack of rapid testing and quantitative data

Within the medical community, functional neurologists are collectively tasked with 71M patient visits each year – encompassing a $360B industry – but they are largely operating without access to objective neurological vitals (source). These clinicians are often the first to diagnose and treat concussions among other neurological disorders, but the lack of rapid testing and quantitative data makes it difficult to give patients accurate assessments of their injury and recovery status.


reflex PRO
Patented 5-second neurological vital testing suite

To solve this systemic need, Reflex has developed a patented 5-second neurological vital testing suite that allows practitioners to instantly access meaningful neurological metrics. Reflex Pro is easy to implement within any medical practice via a simple tiered subscription model for unlimited testing. In independent clinical studies our system has been proven effective as a biomarker of concussion (source), scoring higher than all other adjacent technologies evaluated (source). Meanwhile, additional research demonstrates that it may be a valuable asset in other diagnostic capacities, such as assessing opiate withdrawal, autism, and Parkinson's.

THE MARKET & OUR TRACTION

A Proven Business Model Supported By Sound Concussion Science

According to a recent FDA survey, the average cost to bring a middle-regulated, pre-revenue product to market is $31M (source), yet the Reflex team has been able to build, launch, and scale Reflex through its early adoption phase, as a medical device, with a starting investment of just over $900K.


Built, launched, and scaled
with a starting investment
of just over $900K

Milestones reached within our first two years as a company includes over 210 clinics and 30K patients served, with a customer retention rate of 96% and 90% gross revenue growth in 2021. The company has been able to secure patent protection for its ability to carry out testing on all mobile devices. Additionally, our company has a standing license for all of our direct competitor's pupillometer patents. Reflex's model includes proprietary machine learning technology for efficient, low-error processing.


Milestones within the first two years
210 Clinics and 30K Patients Served
96% Customer Retention Rate
180% Gross Revenue Growth in 2021
Achieved proof-positive status via third-party clinical studies

Most excitingly, Reflex Pro has achieved proof-positive status through third-party clinical studies. The technology was featured in the largest neuro-pupillometric study ever conducted in 2021, with a patient population of over 20K (source), and was selected for a Department of Defense study in a 2-year concussion management study after receiving the institution's highest evaluation score (source).

WHY INVEST

Enlightening Medical Professionals On a Global Scale


Join us as we position the technology as an industry standard

For centuries, doctors have understood the connection between the pupils and neurological health (source), yet it's taken hundreds of years for innovation to catch up and provide the proper support tools. Having developed a tech-enhanced solution that we hope will serve over 5 million physicians, nurses, athletic trainers, physical therapists, and chiropractors worldwide, Reflex is seeking to lead the way and ready to embark on our path to expansion. Our ten-year vision entails scaling our sales and staff, finalizing Class II clinical clearance with an indication for concussion, and positioning the technology as an industry standard. Help us realize our mission by investing today!

ABOUT

HEADQUARTERS
1230 Hoyt Ave
Indianapolis, IN 46032

VALUATION
$15.48M

Bringing innovation to the digital medical device market, Reflex Pro is a neurological testing and clinical support tool for medical practitioners working with concussion patients and more. Since launching Reflex in 2019, the company has experienced at least 180% growth from 2019 to 2022 and is seeking funding to scale in step with customer demand. Our team has developed what we believe is the most powerful pupillometer technology on the market – able to measure the eye's reaction to light and provide neurological results using a mobile app in seconds. Reflex is a Class I 510(k) Exempt medical device under 21 CFR 886.1700 and should only be used by licensed medical professionals.

TEAM



Kurtis William Sluss
CEO & Director

Kurtis Sluss is an engineer, inventor, and TechCrunch Disrupt Alumnus. His background is in chemical engineering and organic chemistry from Purdue University with a focus on novel drug design and disease detection methods. An interest in advanced programming and its application in medicine led him to create a novel method to detect and classify cancerous proteins through machine learning. Now, Kurtis is translating this knowledge to neuro-biomechanical evaluations using a mobile phone. He leads Brightlamp as co-Founder and CEO to maintain the vision of creating affordable diagnostic technologies on a global scale.



Michael Heims
CFO & Director

Michael Heims serves as the Chief Financial Officer at brightlamp. Previously to brightlamp, Michael worked at Eli Lilly and Company as a Financial Analyst managing a budget of more than $200M. Michael left Lilly to join a role with a medium-sized private equity firm, where he grew a portfolio company from $2M in EBITDA to over $30M in less than 2 years by working as the sole acquisition advisor. While there, he contributed to a variety of aspects of due diligence of prospective companies, from quality of earnings to forecasting models, and everything in between.

TERMS

Brightlamp

Overview

PRICE PER SHARE
$2.37

VALUATION
$15.48M

DEADLINE
Feb 7, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$244.11

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.52

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
6,328

MAX NUMBER OF SHARES OFFERED
521,096

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Risks

Company :	**Brightlamp, Inc.**
Corporate Address :	**1230 Hoyt Ave, Indianapolis, IN 46032**
Offering Minimum :	**$14,999.73**
Offering Maximum :	**$1,234,997.52**
Minimum Investment Amount (per investor) :	**$244.11**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**
Minimum Number of Shares Offered :	**6,329**
Maximum Number of Shares Offered :	**521,096**
Price per Share :	**$2.37**
Pre-Money Valuation :	**$15,483,999.21**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

First 72 Hours - 15% Bonus Shares

Next 72 Hours - 10% Bonus Shares

Next 7 Days - 5% Bonus Shares

Amount-Based:

$1,000 | Tier 1

$1,000 or more and receive a year of access to Reflex Pro with Reflex Telehealth for free. This offer is only available to qualified medical professionals and validated by the Reflex Team.

$5,000 | Tier 2

5% Bonus Shares

$10,000 | Tier 3

10% Bonus Shares

$20,000 | Tier 4

20% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Brightlamp, Inc. (dba "Reflex") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.37 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $237. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

PRESS

TechChrunch

Brightlamp wants to use AI to spot concussions

View Article

Healio

Smartphone app may help detect concussions

View Article

The Medical Progress

Reflex app functions as pupillometers to detect concussion biomarkers

View Article

Show More Press

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;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

At every one of the 71 million neurological visits each year - a $360 billion industry - doctors reach for the most readily available tool - a penlight.

But a penlight relies on a person to detect subtle changes, and oftentimes, patients are sent home misdiagnosed.

Kurtis Sluss (face to camera): We're Brightlamp, the creators of Reflex - an app-based neurological vitals test that measures the pupillary light reflex, showing what's really going on in your brain. In 5 seconds - using just a smartphone camera - Reflex can provide diagnostic data when other rapid neurological tools leave doctors guessing.

We are pioneers positioned to change neurological care with over 90,000 tests, 30,000 patients, 20 million data points, and the largest living pupil metric database in the world, which makes Reflex 97% effective at diagnosing neurological issues.

Despite the need, we believe no prior company has offered a technology this accessible. And our patents allow us to be the only mobile application for pupillometry available for commercialization.

And once doctors try Reflex, they fall in love. We've already served 210 clinics and more than 30,000 patients, with 96% customer retention.

We've seen 90% growth each year since launch, with less than one million in funding - that's just 3% of the average medical device spend to get a product to market!

And the Department of Defense has evaluated Reflex as the highest scoring concussion technology, and is using it in a two-year clinical trial involving 1200 soldiers.

Saad Khairi | Neurosurgeon #1 : Reflex has given me the ability to accurately assess how the brain is functioning. With a 3% error rate, it outperforms alternatives, making it my preferred tool for getting quick neurological vitals.

Neurosurgeon #2 : Reflex easily gathers data to tell me about the brain and neurology just like how blood pressure cuffs tell me about hypertension.

Kurtis Sluss: Our goal is to grow sales, target reimbursement, and submit for FDA class II clinical clearance.

One of our partners - OpiAid - published a thesis confirming Reflex is a strong predictor of opiate withdrawal. So we aim to leverage Reflex for additional neurological indications, from Parkinson's to depression to autism.

Join us in raising the standard of neurology care for patients everywhere.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 22 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.
This blog post was last updated on October 24, 2022.

REUZEit
REUZEit | *Circular Economic Surplus Asset Management*
https://www.reuzeit.com

Description of Business
REUZEit (pronounced "Re Use It") started in 2010 and incorporated in 2014, serving large organizations in the Life Science and Pharmaceutical Industries. REUZEit is currently in the market with our asset lifecycle service, and we are building what we believe is one of the world's largest B2B circular economic platforms to manage technology's most valuable scientific and pharmaceutical equipment.

Reasons to Invest

- The REUZEit platform resells and redeploys equipment from upstream clients to downstream customers in these industries, with the goal to reduce waste and save money all around. REUZEit and its industry-leading client are growing integrated systems and workflows, focused on improving sustainability and organic productivity.
- The global laboratory supplies market was estimated at $32.6 billion in 2021, growing at a CAGR of 7.5%.
- For seven years now, REUZEit has been able to vet our software and services with a few of the largest life sciences companies in the world. This has allowed us to build a copy-and-paste scale plan to bring in new clients. Our approach provides access, solutions, sustainability, and it creates a high demand from other large organizations waiting to sign up.

Team
Justin Andrews:Chief Executive Officer & Co-Founder, LinkedIn
Ryan Andrews: Chief Innovation Officer & Co-Founder, LinkedIn

Envirosult
Envirosult | *A brighter and safer future for water and our environment*

https://envirosult.com/

Description of Business
Our mission is to bridge the gap between readily available government funding and small US communities who desperately need clean drinking water, environmental education, and improvements. Our company is pre-revenue, and already connects members of small communities across the US.

Reasons to Invest

- Our mission is company profitability, but also utilising readily available federal monies for under served small communities – to help them have clean drinking water, safe environments, and infrastructure
- Through our research, we have discovered there are 60,000 smaller communities that we believe could benefit from Envirosult right now – as no other company does what we do, in our view.
- Our team has experience spanning approximately 100 years in environmental engineering projects, government contracts, and we believe this experience has made us the ideal liaisons and project managers to help communities.

Team
Michael Green: CEO, LinkedIn
Michael Collins: Financial Advisor, Legal, LinkedIn

FLOLiO
FLOLiO | *Wisdom Within Web3*
https://flolio.com/

Description of Business
FLOLiO is a multifaceted digital assets ecosystem that empowers NFT traders and creators via asset management, aggregated analytics, web3 marketing mechanisms, and more. The company launched with a free, consumer-focused platform where users can accurately assess their digital asset portfolio, gain valuable industry insights, and make informed trading decisions. FLOLiO is in the pre-revenue stage of development. FLOLiO is combining those consumer learnings with an automated sales & royalty sharing feature that is being packaged to NFT Creators as a unique, web3 Performance Marketing tool.

Reasons to Invest

- At a fundamental level, FLOLiO was created to answer the question on every NFT trader's mind: 'What do I own and what is it worth?' Many of FLOLiO's users have digital assets spread across different blockchains and marketplaces. The ability to link multiple wallets and utilize three different valuation models allows these users an easily digestible and comprehensible assessment of their entire NFT portfolio.
- The global market for NFTs has exploded in recent years, hitting $22B in 2021*, and is expanding rapidly as mainstream sports, fashion, music, and entertainment industry brands begin to launch their own offerings within the

NFT space.*

- Seeking to be a one-stop shop for all things NFT, FLOLiO has developed a network that brings all aspects of the industry together. Beyond providing advanced valuation data and useful KPIs, the FLOLiO platform includes innovative features for both creators and traders, so that all web3 stakeholders are set up for success.

Team
Christopher Nicolau: Co-Founder/CEO, LinkedIn
Mikhail Reznik: Co-Founder/Head of Technology, LinkedIn

KeeperAI
KeeperAI | *Be You. Connect With Authenticity.*
https://keeperai.com/

Description of Business
KeeperAI is a tech startup that created an innovative, SaaS platform that is redefining how people can share their true selves and how companies hire and manage employees. The company's platform alchemizes modern tech and imagery to allow people to share their personality profile and other telling soft skills and, likewise, allows hiring managers to develop a comprehensive profile of a current or prospective employee's personality and skillset. With KeeperAI, people can connect with authenticity and companies can see the real individual, not just their resume.

Reasons to Invest

- The company has been selected to join Microsoft's Modern Workplace program. As a startup, landing this opportunity (and even getting on Microsoft's radar) is, in and of itself, a feat, but for them to take such interest in our product and offer to help articulate a model for commercialization and business outcomes, is nothing short of remarkable.
- The company has strong partnerships and a growing pipeline of customers. KeeperAI and the team behind it (a mix of seasoned executives and young, ambitious professionals and rising stars) were born of today's way of working – entirely digital, decentralized, yet close knit and 100 percent collaborative.
- We provide a ubiquitous patent-pending service that fosters employee innovation, is easy and fun to use, and more importantly, timely. We believe that KeeperAI will add value to that critical layer of any platform/organization, within any industry where people would benefit from going deeper than the superficiality of profile pictures, star ratings and contact info.

Team
Vishal Ahluwalia: CEO & Founder, LinkedIn
Jeff Silver: Head of Corporate Finance, LinkedIn

Phizzle
Phizzle | *Data Integrity for the Pharmaceutical Industry*

Phizzle | *Data Integrity for the Pharmaceutical Industry*
https://www.phizzle.com/

Description of Business
Phizzle is a market leader in automating and digitizing scientific lab instruments used in pharma and other clean manufacturing environments. The vast majority of these instruments are not connected to a cloud based solution to harmonize or digitize their data. Phizzle is a first-mover in this market with a patented IoT solution that can remotely operate multiple types and vendors of lab instruments from the cloud. Phizzle has a recurring revenue contract with a Fortune 75 company and is FDA-compliant in its use case, which we believe is the first of its kind. The company is seeking funding to scale its operations and accelerate its current pipeline.

Reasons to Invest

- Phizzle's software platform provides large-scale pharma companies means to digitize drug production data, which is integral to ensuring the safety and efficacy of cancer drugs and other FDA-regulated prescription medications.
- Since 2005, Phizzle has been dedicated to creating innovative consumer and machine data solutions. To the best of our knowledge, ours is the only SaaS-based IoT software to remotely operate multiple scientific instrument brands and systems from a single, cloud-based user interface. Our novel approach has gained FDA-clearance and proof of concept validation through contract work with Fortune 75 pharma clients.
- Phizzle is poised to partner with the world's largest pharmaceutical companies by providing a solution that integrates with existing manufacturing systems and equipment. On a global scale, the installed base of scientific lab instruments exceeds 1M units across pharma, life sciences, clean manufacturing, food production, medical environments and office buildings. The market for these devices is growing, with particle counters, for example, projected at a 9% CAGR through 2027.*

Team
Ben Davis III: Chief Executive Officer, Board Member, Director, LinkedIn
Stephen Peary: Chief Financial Officer and General Counsel, LinkedIn

Mulholland Distilling

Mulholland Distilling | *The Spirit of Inspiration*

https://www.mulhollanddistilling.com/

Description of Business
At Mulholland Distilling, we've created artisanal spirits that reflect and celebrate the diversity and vibrancy of our times. Working with master distillers, blenders, and top bartenders – we inspire creativity and conversation through our award-winning 100-proof American Whiskey, our 96-proof New World Gin and 86-proof gluten-free Corn Vodka. Today, our spirits can be found in bars and restaurants across 9 states and can be purchased directly from our website for shipment to 27 states.

Reasons to Invest

- Mulholland has created a super-premium, high-quality portfolio of award-winning craft spirits. We began as the Spirit of LA and continue to inspire community and connection wherever we are.
- The craft spirits sector will see an increase in value by US$37 billion between 2020-2025, And this growth momentum is accelerating at a CAGR of 22.56%.*
- Our award-winning spirits can already be enjoyed in 9 states and can also be shipped to 27, with plans for many more! And, we've increased our rolling YOY sales by over 100% in the trailing 12 months.

Team
Matthew Alper: Founder, Director & CEO, LinkedIn
Walton Goggins: Founder/Director, LinkedIn

Brightlamp
Brightlamp | *The Five-Second Neurological Vital*
https://www.reflexapp.io/

Description of Business
Bringing innovation to the digital medical device market, Reflex Pro is a neurological testing and clinical support tool for medical practitioners working with concussion patients and more. Since launching Reflex in 2019, the company has experienced at least 180% growth from 2019 to 2022 and is seeking funding to scale in step with customer demand. Our team has developed what we believe is the most powerful pupillometer technology on the market – able to measure the eye's reaction to light and provide neurological results using a mobile app in seconds. Reflex is a Class I 510(k) Exempt medical device under 21 CFR 886.1700 and should only be used by licensed medical professionals.

Reasons to Invest

- The patented proprietary tech behind Reflex Pro is what's known as Software as a Medical Device (SaaMD, the company also has a standing license for all of its direct competitor's pupillometer patents). What makes the tool unique is that it doesn't require any peripheral hardware to obtain valuable neurological vital metrics. Medical personnel can download the software, create an account, and administer testing quickly, using only their smartphone.
- Reflex and the company's associated services will leverage momentum and a growing marketplace. Currently the digital health sector is expected to reach $551B by 2027, with a double-digit CAGR of 16.5%.* We are also providing a new rapid scale solution within the market for neurological biomarkers, which was valued at over $6B in 2020, and growing at a rate of 12.9%.*
- In just a few short years, the Reflex team has quickly established viability, growing the company's gross revenue by 180+% annually. A major third-

growing the company's gross revenue by [illegible]% annually. A major third party publication with a population over 20,000 proves Reflex as a biomarker of concussion, while also obtaining third-party validation in clinical studies backed by the National Institutes of Health* and the Department of Defense.*

Team

Kurtis William Sluss: CEO & Director, LinkedIn
Michael Heims: CFO & Director, LinkedIn

Zendo

Zendo | *A Wearable Neuromodulation Device That's Disrupting the Wellness Industry*
https://zendomeditation.com/

Description of Business

Zendo is here to make meditation easy – giving users an almost immediate and transformative benefit without any prior experience or training required. Using gentle neurostimulation, our patent-pending device activates the parts of the brain involved in expert meditation practice. Created by an internationally recognized team of doctors and long-time meditators in Charleston, South Carolina, Zendo has been scientifically demonstrated to be 2.5X more effective than meditation apps and reduces stress by 75% in a single session. Zendo is currently being used to enhance human wellness, performance, and transformation. Having sold out of our public beta, join Zendo now as we are building the newest Zendo, a wireless headband with a companion app that is poised to disrupt the wellness industry. This next generation headset is currently in development and is planned to be released in 2023.

Reasons to Invest

- Meditation is Hard and Ripe for Innovation: The wellness industry is a $1.5T market. Between 200 – 500 million people meditate globally, but we believe technology like apps and trackers haven't made meditation easier. In one study, it was found that 92% of a leading meditation app's users quit using the app within 30 days. This is primarily due to the lack of immediate benefits and a difficult learning curve associated with meditation practice. Even with high quit rates and limited effectiveness, leading meditation app companies are worth billions of dollars. There is a clear need for technology to make meditation easier to allow users to gain the benefits of meditation immediately.
- Scientifically Researched to Make Meditation Easier: We believe Zendo is the world's first and only neurostimulation system that makes meditation easier and its benefits immediately accessible in less than 20 minutes. Zendo is a wearable device that uses tDCS-technology, which we have researched and scientifically demonstrated to be 2.5X more effective than meditation apps and can reduce stress by 75% in 20 minutes. Zendo was created by academic neuroscientists and doctors who have a deep passion for meditation, and all StartEngine investors that invest at least $1,500 will receive a special founder's edition Zendo system for free when the next-gen Zendo launches.

- There's a Demand: The initial Zendo public beta sold out faster than anticipated. We are currently building a new Zendo. This next-gen Zendo is being developed to include a proprietary wireless headband that works with a companion meditation app and is ready to be marketed to a waitlist of over 3,000 people. Additionally, there are three exciting Zendo collaborations are in progress, including 1) Zendo will be used at the US Performance Center to incorporate Zendo into Olympic athlete mental training; 2) We are launching an exciting retail meditation offering in conjunction with Still Studio, Charleston's first meditation studio, with plans to expand our in-person and virtual offerings; and 3) We plan to incorporate Oura Ring API into the Zendo App, allowing Zendo users to track their biometric data during their Zendo meditation sessions for an individually tailored experience. Lastly, Brookstone buyers intend to list the newest Zendo device on the Brookstone.com, which will expand our consumer sales network.

Team
Bashar Badran, PhD: Co-Founder, CEO, President & Director, LinkedIn
Baron Short, MD: Co-Founder, CHO & Director, LinkedIn

FIREDISC Cookers
FIREDISC®'s | *Fire it up and Gather 'Round*
https://www.firedisccookers.com/

Description of Business
Headquartered in Houston, Texas, FIREDISC® is a national product designer, manufacturer, distributor, and retailer of premium innovative outdoor cooking products. From portable propane cookers and durable accessories to heavy-duty utensils and apparel, FIREDISC® offers products that make cooking outside accessible, easy, and fun for everyone. All because we believe time with friends and family is more valuable than ever.

Reasons to Invest

- FIREDISC has achieved $15.7 Million in Gross Revenue since inception, and we believe our Total Addressable Market is $11.2 Billion.
- We have a 5-Year product growth pipeline and a consistent product strategy. FIREDISC aims to maintain a track record of not rushing products to market, but releasing well-thought-out, innovative products to maintain customer loyalty and high-quality standards.
- We have built a strong community of loyal customers including 25k+ SMS Subscribers, 300k+ Email Subscribers, and over 145k+ followers across our Facebook, Instagram, and Youtube.

Team
Hunter Jaggard: CEO and Co-Founder, LinkedIn
Griff Jaggard: President and Co-Counder, LinkedIn

Metric Medical Devices Inc.
Metric Medical Devices, Inc. | *Bringing Bones Together™*

Metric Medical Devices, Inc. | *Bringing Bones Together™*
http://metricmd.com/

Description of Business
Metric Medical Devices, Inc., designs and sells innovative minimally invasive products and technologies for the orthopedic extremity market. Our mission is to become leaders in transforming the musculoskeletal repair standard of care, through the development and commercialization of bone fixation implants that actively change shape to compress the bone to stimulate bone growth and enhance healing.

Reasons to Invest

- Our founders are highly successful serial entrepreneurs who design implants to promote healing and decrease complications in orthopedic extremity injuries. These implants treat fractures and deformities to improve patients' lives.
- The orthopedic extremity reconstruction market is projected to reach $6.5 billion, globally, by 2030 at a CAGR of 6.3% (Source). The foot and ankle lower extremity segment, our primary focus, is predicted to experience the largest CAGR of 8.9% from 2021 to 2030 (Source) and start with the surgical backlog created by the Covid-19 pandemic.
- During development and market trials, our current products generated over $10.5 million in revenue and we have two new next-generation products ready for full launch. We are currently developing our most disruptive product so far, The LINK™, a small bone-compressing external fixator. The market for minimally invasive surgical techniques is growing and is estimated to reach $94.4 billion by 2030 at a CAGR of 4.7%.

Team
Dr. William Casey Fox: President, CEO, CTO, and Director, LinkedIn
Nancy R. Fox: CFO & Corporate Secretary, LinkedIn

MiTio Tech

MiTio Tech | *Advancing AI translation and interpretation*

https://mitiotech.com/

Description of Business
As a SAAS technology company, we believe MiTio Tech is pioneering innovative language technology. Bridging the gap between language communication and cost barriers, our AI scrubs today's technical jargon to improve effectiveness in the interpretation and translation industry. Pre-revenue and patent pending, we believe our disruptive technology has the potential to take us public in 18-24 months.

Reasons to Invest

- MiTio Tech is a woman-owned small business, we are backed by deep industry knowledge, and partner with Georgia Tech software developers. Our goal is to create innovative AI software that navigates technical jargon

Our goal is to create innovative AI software that navigates technical jargon translation that is accurate and inclusive – not gender or race-biased.

- The Global Translation Services Market is expected to reach $46.22 Billion by 2028 (source) and we believe that our AI technology can truly disrupt this growing industry.
- In our view, translating services created by big companies are limited due to inherent biases. We are here to change that and build a better world of better, more inclusive communication.

Team
Donnie Lee Jr.: COO, LinkedIn
Nelva Lee: CEO, LinkedIn

BeeHex
BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*
https://www.beehex.com/

Description of Business
BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
  1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team
Anjan Contractor: CEO & Director, LinkedIn
Benjamin Feltner:COO & Director, LinkedIn

The Brag House
The Brag House | *Welcome to Brag House*
https://thebraghousecorp.com/

Description of Business

We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald's and Coca-Cola.

Team
Lavell J. Malloy II: Chief Executive Officer, LinkedIn
Daniel Leibovich: Chief Operating Officer, LinkedIn

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

–

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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Equity Crowdfunding by the Numbers: October '22

The StartEngine Team November 4, 2022

Seizing the Opportunity: StartEngine Is Acquiring SeedInvest

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There Are Now 1 Million Users On StartEngine – Here's How We Got There

Howard Marks October 20, 2022

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